UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission File Number: 001-15605

EarthLink, Inc. 401(k) Plan
Full title of the plan

EarthLink, Inc.     1375 Peachtree St., Atlanta, Georgia      30309
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

EarthLink, Inc. 401(k) Plan
Financial Statements and Supplemental Schedule

Year Ended December 31, 2005

Table of Contents

Reports of Independent Registered Public Accounting Firm

Smith & Howard, P.C.	1

Ernst & Young LLP	2

Financial Statements

Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule

Schedule of Assets (Held at End of Year)	9

Signature	11

Exhibits

23.1 Consent of Independent Registered Public Accounting Firm	12

23.2 Consent of Independent Registered Public Accounting Firm	13

Report of Independent Registered Public Accounting Firm

The Plan Administrators of the
EarthLink, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of EarthLink, Inc. 401(k) Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of EarthLink, Inc. 401(k) Plan as of and for the year ended December 31, 2004 were reported on by other auditors whose report dated June 21, 2005 expressed an unqualified opinion on those financial  statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     /s/ Smith & Howard, P.C.

Atlanta, Georgia
June 16, 2006

Report of Independent Registered Public Accounting Firm

The Plan Administrators of the
EarthLink, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of EarthLink, Inc. 401(k) Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

                                     /s/ Ernst & Young LLP

Atlanta, Georgia
June 21, 2005

EarthLink, Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004

Investments, at fair value	$60,019,616	$52,393,848

Contributions receivable:
Employee	6,612	—
Employer	9,943	260,130
	16,555	260,130

Net assets available for benefits	$60,036,171	$52,653,978

The accompanying notes are an integral part of these financial statements.

EarthLink, Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

Additions to net assets:
Net appreciation in fair value of investments	$2,163,244
Interest and dividend income	2,069,648
Contributions:
Rollover	728,360
Employee	8,524,129
Employer	2,571,244
Total contributions	11,823,733

Total additions	16,056,625

Deductions from net assets:
Benefit payments to participants	8,005,133
Transfer to another plan	669,299
Total deductions	8,674,432

Net increase	7,382,193

Net assets available for benefits:
At beginning of year	52,653,978
At end of year	$60,036,171

The accompanying notes are an integral part of these financial statements.

EarthLink, Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2005

1.  Description of Plan

General

                The following description of the EarthLink, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

                The Plan is a defined contribution 401(k) plan established on January 1, 1997 to provide benefits to the eligible employees of EarthLink, Inc. (the “Company”) in accordance with the provisions of the Plan agreement. The Plan was amended and restated effective January 1, 2002. Effective January 1, 2002, all employees, as defined, over 18 years of age are eligible to participate on the first of the month following 30 days of employment with the Company. The Company is the administrator of the Plan and Putnam Fiduciary Trust Company is the Plan trustee (the “Trustee”).

Contributions

                Participants defined as Non-Highly Compensated Employees may contribute between 1% and 60% of their Plan Compensation (as defined) on a pretax basis, and participants defined as Highly Compensated Employees may contribute between 1% and 15% of their Plan Compensation on a pretax basis. Participant contributions were limited to a maximum of $14,000 during the year ended December 31, 2005 in accordance with Section 402(g) of the Internal Revenue Code (IRC). The Plan allows certain employees who attain age 50 or older in a calendar year to make additional “catch-up” contributions after the employee’s contributions reach the 402(g) limit. For employees reaching age 50 or older during the year ended December 31, 2005, the catch up contribution was limited to $4,000.

                The Company may make a discretionary matching contribution and determines the terms of the discretionary matching contribution annually. During the year ended December 31, 2005, the Company matched 50% of the first 6% of Plan Compensation that a participant contributed to the Plan. Additionally, in accordance with the matching contribution provisions approved for the year ended December 31, 2005, the Company matching contribution is calculated each pay period and also recalculated based on the ratio of Match Eligible Contributions (as defined) to Plan Compensation, and a true-up contribution is made accordingly to each participant, if necessary. The Company did not make any true-up contributions during the year ended December 31, 2005.

                Both Company contributions and participant contributions are invested as directed by the individual participants into the various investment options.

Participant Accounts

                Each participant’s account is credited with the participant’s contributions, Company contributions, loan interest (if applicable) and an allocation of Plan earnings and losses based upon individual participant investment elections.

                Participants may change their investment elections at any time during the year. Participants who terminate employment other than by retirement, disability or death are entitled to all of their contributions plus a portion of the Company contributions based on years of service. The percentage of vesting in the Company’s contributions is determined as follows: 25% after one full year of service, increasing 25% for each additional year of service up to 100% after four years of service.

                Participants are fully vested and entitled to receive their full account balance upon normal or early retirement, disability or death. Normal retirement age is 59 ½ years.

                Distribution of vested account balances will be made to participants following termination of employment from the Company or to the designated beneficiary or beneficiaries following a participant’s death. In-service withdrawals may be made by participants who have attained age 59½. In-service withdrawals from pretax contributions may also be made upon the participant’s ability to prove financial hardship.

Participant Loans

                A participant may borrow against his or her account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Loans bear interest at the prime rate plus 1%. At December 31, 2005, the range of annual interest rates on loans outstanding was 5.0% to 10.5%. Loans are repaid in biweekly installments of principal and interest through direct payroll deductions. Loan repayment terms range from one to five years or in excess of five years for loans pertaining to the purchase of a participant’s primary residence.

Forfeitures

                Forfeitures result from participants terminating their employment with the Company prior to becoming fully vested in their Company contributions. Forfeitures are used to reduce future Company contributions. During the year ended December 31, 2005, approximately $152,000 of forfeitures were used to reduce Company contributions. At December 31, 2005 and 2004, there was approximately $175,000 and $1,000, respectively, of forfeitures available to reduce future Company contributions.

Plan Termination

                Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and/or cease to make contributions under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In the event of Plan termination, participants will become 100% vested in their account balances.

2. Summary of Significant Accounting Policies

Basis of Presentation

                The accompanying financial statements have been prepared using the accrual method of accounting. Benefits are recorded when paid to participants.

Use of Estimates

                The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investments

                The Plan’s investments are stated at fair value. Mutual funds and common/collective trusts are managed by the Plan’s Trustee and others and are carried at fair value based on quoted redemption values. Common stock is stated at fair value based on the quoted market value from a national exchange. The participant loans are stated at face value, which approximates fair value.

                Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded on the accrual basis. Dividends are recorded based on the ex-dividend date.

                Included in the statement of changes in net assets available for benefits is net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses related to the sales of investments and the unrealized appreciation or depreciation on those investments for the year.

Expenses

                Certain administrative expenses were paid by the Plan’s sponsor, including annual custodial fees, Form 5500 and Securities and Exchange Commission filing fees and professional fees.

3. Investments

                The following is a summary of investments held by the Plan that represent 5% or more of the Plan’s net assets at the end of the year:

	December 31,	December 31,
	2005	2004
Investments:
Mutual Funds:
Putnam Money Market Fund	$3,321,157	$3,516,326
ABN AMRO Mid Cap Fund	5,215,777	5,364,441
Putnam Asset Allocation - Growth Portfolio	6,298,926	4,214,400
Putnam New Value Fund	7,957,167	7,744,841
American Funds EuroPacific Growth	5,426,664	3,874,872
American Funds Growth Fund of America	8,453,193	6,221,037
Putnam Capital Opportunities	3,662,177	3,137,245
Common/Collective Trusts:
Putnam S&P 500	7,616,508	6,926,305
Common Stock:
EarthLink, Inc. Common Stock	*	3,187,099

* Investment balance represents less than 5% of the Plan’s net assets at the end of the year

                The following table presents net realized and unrealized appreciation in fair value of investments by major investment type for the year ended December 31, 2005:

Mutual funds	$1,905,426
Common/collective trusts	371,639
Common stock	(113,821)
$2,163,244

4. Party-in-Interest Transactions

                The Plan’s investments include shares of mutual funds managed by the Trustee and Company common stock, and therefore, these transactions qualify as party-in-interest transactions as allowed for under ERISA. Trustee and administrative fees paid by the Company on behalf of the Plan were $22,000 for the year ended December 31, 2005. In addition, the Plan issues loans to participants, which are secured by the balances in the participants’ accounts. Theses transactions qualify as party-in-interest transactions.

5. Tax Status of the Plan

                The underlying non-standardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS) dated August 9, 2002 stating that the form of the Plan is qualified under Section 401 of the IRC, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan’s sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Concentration of Market and Credit Risk

                The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements.

7. Subsequent Event

                Effective January 1, 2006, the Plan changed the Trustee to The 401(k) Company. The investment options available to employees also changed effective January 1, 2006, including termination of the investment option for EarthLink, Inc. Common Stock.

Supplemental Schedule

EarthLink, Inc. 401(k) Plan
EIN: 58-2511877    Plan Number: 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

		Current
Identity of Issuer	Description of Asset	Value
*Putnam Fiduciary Trust Company	Putnam New Value Fund	$7,957,167
*Putnam Fiduciary Trust Company	Putnam S&P 500	7,616,508
*Putnam Fiduciary Trust Company	Putnam Asset Allocation - Growth Portfolio	6,298,926
*Putnam Fiduciary Trust Company	Putnam Money Market Fund	3,321,157
*Putnam Fiduciary Trust Company	Putnam Capital Opportunities	3,662,177
*Putnam Fiduciary Trust Company	Putnam Income Fund	2,663,492
*Putnam Fiduciary Trust Company	The George Putnam Fund of Boston	2,564,794
*Putnam Fiduciary Trust Company	Putnam Asset Allocation - Balanced Portfolio	2,353,549
*Putnam Fiduciary Trust Company	Putnam Asset Allocation - Conservative Portfolio	633,827
ABN AMRO Funds	ABN AMRO Mid Cap Fund	5,215,777
American Funds Group	Growth Fund of America	8,453,193
American Funds Group	American Funds EuroPacific Growth	5,426,664
*EarthLink, Inc.	Common Stock, 237,114 shares	2,634,335
*Participant loans	Annual interest rates ranging from 5% to 10.5% and maturity dates through 2019	1,218,050

		$60,019,616

* Indicates party-in-interest to the Plan as defined by ERISA.

REQUIRED INFORMATION

ITEM 1:  Not applicable

ITEM 2:  Not applicable

ITEM 3:  Not applicable

ITEM 4:  Financial Statements and Exhibits

(a)        Financial Statements:

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed in the Table of Contents in lieu of the requirements of items 1 through 3 above.

(b)       Exhibits:

23.1               Consent of Independent Registered Public Accounting Firm.

23.2               Consent of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, EarthLink, Inc. as Plan Administrator, has duly caused this Annual Report on Form 11-K for the year ended December 31, 2005 to be signed on its behalf by the undersigned hereunto duly authorized.

EARTHLINK, INC. 401(K) PLAN

Date:	June 28, 2006	/s/ KEVIN M. DOTTS
Kevin M. Dotts, Chief Financial Officer of EarthLink, Inc.